EXHIBIT 99.2

Consolidated Financial Statements

(Expressed in Canadian Dollars)

Years Ended December 31, 2007, 2006 and 2005

Exeter Resource Corporation
Consolidated Financial Statements (Expressed in Canadian Dollars)

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Independent Auditors’ Report

To the Shareholders of Exeter Resource Corporation

We have completed an integrated audit of Exeter Resource Corporation’s 2007 consolidated financial statements and of its internal control over financial reporting as at December 31, 2007. Our opinions, based on our audits, are presented below.

Consolidated financial statements

We have audited the accompanying consolidated balance sheet of Exeter Resource Corporation as at December 31, 2007, and the related consolidated statements of operations, comprehensive loss, shareholders’ equity and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit of the Company’s financial statements in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. A financial statement audit also includes assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as at December 31, 2007 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

The consolidated financial statements as at December 31, 2006 and for the two years then ended, prior to the adjustments for the change in accounting policy for exploration expenditures as described in note 3 to the financial statements, were audited by other auditors who expressed an opinion without reservation on those financial statements in their report dated March 19, 2007. We have audited the adjustments to the 2006 and 2005 financial statements and in our opinion, such adjustments, in all material respects, are appropriate and have been properly applied.

Internal control over financial reporting

We have also audited Exeter Resource Corporation’s internal control over financial reporting as at December 31, 2007, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, which is set out in Management’s Report on Internal Control Over Financial Reporting included in Management’s Discussion and Analysis. Our responsibility is to express an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.

We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the

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transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as at December 31, 2007 based on criteria established in Internal Control — Integrated Framework issued by the COSO.

(signed) PricewaterhouseCoopers LLP

Chartered Accountants

Vancouver, British Columbia
March 28, 2008

Comments by Auditors for U.S. Readers on Canada-U.S. Reporting Differences

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there are changes in accounting principles that have a material effect on the comparability of the Company’s financial statements, such as the change described in note 3(a) to the financial statements. Our report to the shareholders dated March 28, 2008 is expressed in accordance with Canadian reporting standards which do not require a reference to such a change in accounting principles in the auditors’ report when the change is properly accounted for and adequately disclosed in the financial statements.

(signed) PricewaterhouseCoopers LLP

Chartered Accountants

Vancouver, British Columbia
March 28, 2008

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Auditors' Report

To the Shareholders of

Exeter Resource Corporation

We have audited the consolidated balance sheets of Exeter Resource Corporation as at December 31, 2006 and December 31, 2005 and the consolidated statements of operations, cash flows, shareholders’ equity and deferred exploration costs for each of the years in the three year period ended December 31, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in Canada and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinions.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2006 and December 31, 2005 and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2006, in accordance with Canadian generally accepted accounting principles.

“MacKay LLP”
Vancouver, Canada.	Chartered Accountants

March 19, 2007

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Exeter Resource Corporation
Consolidated Balance Sheets (Expressed in Canadian Dollars)

December 31,	2007	2006
		Restated
Assets		(See note 3)

Current
Cash and cash equivalents (notes 7)	$8,722,779	$14,511,062
Other receivables and prepaid expenses	448,958	123,656
	9,171,737	14,634,718

Property and equipment (notes 8)	210,962	203,358
Mineral properties (notes 9)	3,354,379	3,250,016
	$12,737,078	$18,088,092

Liabilities
Current
Accounts payable and accrued liabilities	$1,773,532	$1,884,769
Due to related parties (note 14)	341,158	376,616
	2,114,690	2,261,385

Shareholders’ Equity
Share capital (note 10)	55,249,342	46,230,295
Contributed surplus (note 13)	7,234,219	4,588,941
Deficit	(51,861,173)	(34,992,529)
	10,622,388	15,826,707
	$12,737,078	$18,088,092

Nature of Business and Continuing Operations (Note 1)

Subsequent Events (Note 19)

Approved by the Directors:

"Yale Simpson"	Director
"Bryce Roxburgh"	Director

See accompanying notes to the consolidated financial statements.

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Exeter Resource Corporation
Consolidated Statements of Operations (Expressed in Canadian Dollars)

For the years ended December 31,	2007	2006	2005
		Restated	Restated
		(See note 3)	(See note 3)
Income
Interest income	$391,506	$226,977	$41,335

Expenses
Accounting and audit	269,309	99,019	72,394
Administration salaries and consulting (note 11)	1,279,968	1,191,900	491,869
Amortization	41,336	40,699	21,179
Bank charges	21,209	21,623	6,250
Directors’ fees (note 11)	990,957	615,369	730,910
Legal fees	105,224	179,551	139,273
Management fees (note 11)	948,370	365,113	225,080
Mineral property exploration expenditures (note 11)	11,969,446	11,380,252	5,016,154
Mineral property acquisition cost write-off	-	237,820	-
Office and miscellaneous	91,827	78,531	41,373
Rent	83,154	51,892	41,287
Shareholder communications (note 11)	664,841	1,185,722	765,804
Stock exchange listing and filing fees	109,430	116,565	69,228
Telecommunications	31,864	20,519	9,830
Transfer agent	15,581	20,030	7,723
Travel and promotion	616,824	463,921	291,055
	17,239,340	16,068,526	7,929,409

Loss before other items	(16,847,834)	(15,841,549)	(7,888,074)
Gain/(loss) on conversion of foreign currencies	(20,810)	(34,822)	7,953
Net loss and comprehensive loss for the year	$(16,868,644)	$(15,876,371)	$(7,880,121)
Basic and diluted loss per share	$(0.43)	$(0.52)	$(0.43)
Weighted average number of common shares outstanding	39,322,850	30,688,058	18,128,363

See accompanying notes to the consolidated financial statements.

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Exeter Resource Corporation
Consolidated Statements of Cash Flows (Expressed in Canadian Dollars)

For the year ended December 31,	2007	2006	2005
		Restated	Restated
		(See note 3)	(See note 3)
Operating activities
Loss for the year	$(16,868,644)	$(15,876,371)	$(7,880,121)
Non cash items:
Amortization	73,707	104,929	71,780
Total stock based compensation	3,777,702	2,384,845	1,886,463
Write off of mineral properties	-	237,820	-
	(13,017,235)	(13,148,777)	(5,921,878)
Changes in non-cash working capital items:
Other receivables and prepaid expenses	(325,302)	(18,973)	(45,624)
Accounts payable and accrued liabilities	(111,237)	1,494,084	301,517
Due to related parties	(185,119)	212,503	30,926
	(13,638,893)	(11,461,163)	(5,635,059)

Financing activities
Issue of share capital for cash	8,036,284	18,975,198	11,455,450
Share issue costs	-	(531,238)	(307,745)
	8,036,284	18,443,960	11,147,705

Investing activities
Acquisition of property and equipment	(81,311)	(189,863)	(51,199)
Acquisition of mineral properties	(104,363)	(70,569)	(131,623)
	(185,674)	(260,432)	(182,822)
Net increase (decrease) in cash and cash equivalents	(5,788,283)	6,722,365	5,329,824
Cash and cash equivalents, beginning of year	14,511,062	7,788,697	2,458,873
Cash and cash equivalents, end of year	$8,722,779	$14,511,062	$7,788,697
Cash equivalents (note 7) Supplemental cash flow information (note 15)

See accompanying notes to the consolidated financial statements.

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Exeter Resource Corporation
Consolidated Statements of Shareholders’ Equity (Expressed in Canadian Dollars)
For the years ended December 31, 2007, 2006, and 2005

		Issued Share Capital
		Number of Shares	Amount	Contributed Surplus	Deficit	Total Shareholders' Equity
Balance at December 31, 2004 Restated (See note 3)		15,356,387	$ 14,078,259	$ 378,003	$ (11,236,037)	$ 3,220,225

Additions During the Year:
-	Exercise of warrants	1,722,500	1,147,225	-	-	1,147,225
-	Exercise of stock options	335,375	245,891			245,891
-	Private Placements net of share issue costs of $365,595	7,887,001	9,696,739	-	-	9,696,739
-	Finder’s Fee	44,500	57,850	-	-	57,850
-	Acquisition of Cognito	2,500,000	2,500,000	-	-	2,500,000
-	Contributed surplus allocated on exercise of stock options	-	76,306	(76,306)	-	-
-	Stock based compensation	-	-	1,886,463	-	1,886,463
-	Net loss for the year	-	-	-	(7,880,121)	(7,880,121)
Balance at December 31, 2005 Restated (See note 3)		27,845,763	27,802,270	2,188,160	(19,116,158)	10,874,272

Additions during the year:
-	Exercise of warrants	5,348,250	8,274,309	-	-	8,274,309
-	Exercise of stock options	542,000	450,890	-	-	450,890
-	Private placement net of share issue costs of $531,238	3,600,000	8,468,762	-	-	8,468,762
-	Agents Warrants		(221,139)	221,139	-	-
-	Private Placement	500,000	1,250,000	-	-	1,250,000
-	Contributed surplus allocated on exercise of stock options	-	205,203	(205,203)	-	-
-	Stock based compensation	-	-	2,384,845	-	2,384,845
-	Net loss for the year	-	-	-	(15,876,371)	(15,876,371)
Balance at December 31, 2006 (Restated (See note 3)		37,836,013	46,230,295	4,588,941	(34,992,529)	15,826,707

Additions during the year
-	Exercise of warrants	2,051,999	6,029,997	-	-	6,029,997
-	Exercise of stock options	1,338,475	2,006,287	-	-	2,006,287
-	Contributed surplus allocated on exercise of stock options	-	951,489	(951,489)	-	-
-	Warrants	-	31,274	(31,274)	-	-
-	Stock based compensation	-	-	3,777,702	-	3,777,702
-	Bonus shares	-	-	(149,661)	-	(149,661)
-	Net loss for the year	-	-	-	(16,868,644)	(16,868,644)
Balance at December 31, 2007		41,226,487	$ 55,249,342	$ 7,234,219	$ (51,861,173)	$ 10,622,388

See accompanying notes to the consolidated financial statements.

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Exeter Resource Corporation
Notes to the Consolidated Financial Statements December 31, 2007

1.	Nature of Business and Continuing Operations

Exeter Resource Corporation (the “Company”) is an exploration stage company incorporated under the laws of British Columbia, Canada and, together with its subsidiaries, is engaged in the acquisition and exploration of mineral properties located in Argentina and Chile.

The Company is in the process of exploring its mineral properties and has not yet determined whether these properties contain mineral reserves that are economically recoverable. The continued operations of the Company and the recoverability of the amount shown for mineral properties are dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development of such reserves, and the profitable production or disposition of such reserves. See note 19(b).

2.	Significant Accounting Policies

a)	Mineral property acquisition costs

Mineral properties consist of exploration and mining concessions, options and contracts. Acquisition costs are capitalized and deferred until such time as the property is put into production or the property is disposed of, either through sale or abandonment or becomes impaired. If a property is put into production the cost of acquisition will be written off over the life of the property based on estimated economic reserves. Proceeds received from the sale of any interest in a property will be credited against the carrying value of the property, with any excess included in operations for the period. If a property is abandoned, the acquisition costs will be written off to operations.

Recorded costs of mineral properties are not intended to reflect present or future values of the properties. The recorded costs are subject to measurement uncertainty and it is reasonably possible, based on existing knowledge, that changes in future conditions could require a material change in the recognized amount.

Although the Company has taken steps to verify title to mineral properties in which it has an interest, these procedures do not guarantee the Company’s title. Such properties may be subject to prior undetected agreements or transfers and title may be affected by such defects.

b)	Mineral property exploration expenditures

During the year ended December 31, 2007, the Company changed its accounting policy relating to mineral property exploration expenditures and it now expenses exploration expenditures when incurred (See Note 3). When proven and probable reserves are determined for a property, subsequent exploration and development costs of the property are capitalized and amortized over the life of the property, based on estimated economic reserves. Proceeds received from the sale of any interest in a property are credited against the carrying value of the property, with any excess included in operations for the period. If a property is abandoned, the deferred costs will be written off to operations.

c)	Impairment of mineral property acquisition costs and deferred exploration and development expenditures

Carrying values of mineral properties and the property, plant and equipment associated with those mineral properties are reviewed for impairment when events or changes in circumstances occur that suggest possible impairment. If the property is assessed to be impaired, it is written down to its estimated fair value.

d)	Asset retirement obligations

Asset retirement obligations are recognized for expected obligations related to the retirement of long-lived tangible assets that arise from the acquisition, construction, development or normal operation of such assets.

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Exeter Resource Corporation
Notes to the Consolidated Financial Statements December 31, 2007

2.	Significant Accounting Policies (Continued)

A liability for an asset retirement obligation is recognized in the period in which it is incurred and when a reasonable estimate of the fair value of the liability can be made with the corresponding asset retirement cost recognized by increasing the carrying amount of the related long-lived asset. The asset retirement cost is subsequently allocated in a rational and systematic method over the underlying asset’s useful life. The initial fair value of the liability is accreted, by charges to operations, to its estimated future value.

e)	Cash and cash equivalents

The Company considers cash and cash equivalents to include amounts held in banks and highly liquid investments redeemable with an initial term to maturity of less than 90 days.

f)	Translation of foreign currencies

The financial position and results of the Company’s integrated foreign operations have been translated into Canadian funds using the temporal method as follows:

i)	Monetary items, at the rate of exchange prevailing at the consolidated balance sheet date.
ii)	Non-monetary items, at the historical rate of exchange.
iii)	Exploration and administration costs, at the average rate during the period in which the transaction occurred.

Gains and losses arising on currency translation are included in the Statements of Operations.

g)	Property and equipment

Property and equipment are carried at cost less accumulated amortization. Amortization is calculated at the following annual rates:

Canada
Computer equipment	Declining balance - 30%
Computer software	Declining balance - 50%
Equipment	Declining balance - 20%
Leasehold improvements	Straight line - 5 years
Office equipment	Declining balance - 20%
Argentina and Chile
Computer equipment	Straight-line – 3-6 years
Computer software	Straight-line – 2 years
Equipment including vehicles	Straight-line – 3-7 years
Office equipment	Straight-line – 7 years

h)	Loss per share

Basic loss per share is calculated by dividing the loss for the year by the weighted average number of shares outstanding during the year. Diluted loss per share has not been presented separately as the effect of common shares issuable on the exercise of stock options and share purchase warrants would be anti-dilutive. Accordingly, basic and diluted loss per share is the same.

i)	Share issue costs

Share issue costs incurred on the issue of the Company’s shares are charged directly to share capital.

j)	Stock-based compensation

The Company has adopted an incentive stock option plan, which is described in note 11. All stock-based awards are measured and recognized using the fair-value method as determined by the Black- Scholes option

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Exeter Resource Corporation
Notes to the Consolidated Financial Statements December 31, 2007

2.	Significant Accounting Policies (Continued)

pricing model. Awards that the Company has the ability to settle with stock are recorded as equity, whereas awards that the Company is required to settle, or has the practice of settling, in cash are recorded as liabilities. Compensation expense is allocated to the applicable expense category and is recognized in the Statement of Operations over the vesting period.

k)	Income taxes

Income taxes are accounted for using the asset and liability method. Under this method, income taxes are recognized for the estimated income taxes payable for the current year and future income taxes are recognized for temporary differences between the tax and accounting bases of assets and liabilities and for the benefit of losses available to be carried forward for tax purposes that are more likely than not to be realized. Future income tax assets and liabilities are measured using tax rates expected to apply in the years in which the temporary differences are expected to be recovered or settled.

l)	Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the balance sheet date and the reported amounts of revenues and expenses during the year. Significant areas where management’s judgment is applied are mineral property impairment assessment, valuation of future income tax benefits and contingent liabilities. Actual results could differ from those estimates.

3.	Change in Accounting Policy and Recent Accounting Pronouncements

a)

During the year ended December 31, 2007, the Company retroactively changed its accounting policy for mineral property exploration expenditures to align itself with United States accounting standards and policies applied by large companies in the mining and exploration industry. The Company considers that expensing these expenditures until such time as an economic feasibility study has established proven and probable reserves constitutes a reliable and more relevant presentation of the Company’s exploration activities. Prior to the year ended December 31, 2007, the Company capitalized all such costs to mineral properties and only wrote down capitalized costs when either the property was abandoned or if the capitalized costs were not considered to be economically recoverable. Exploration expenditures are now charged to earnings as they are incurred.

The following table shows the impact of the change in accounting policy:

Account Impacted	2007 Adjustment amount- increase (decrease)	2007 Amount after policy change	2006 Adjustment amount- increase (decrease)	2006 Amount after policy change	2005 Adjustment amount- increase (decrease)	2005 Amount after policy change
Net loss and comprehensive loss for the year	$11,969,446	$16,868,644	$11,094,175	$15,876,371	$4,661,005	$7,880,121
Mineral properties and deferred costs	($11,969,446)	$3,354,379	($11,094,175)	$3,250,016	($4,661,005)	$2,702,534
Opening Deficit	$17,802,407	$34,992,529	$7,214,676	$19,116,158	$3,026,696	$11,236,037
Loss per share	($0.29)	($0.43)	($0.35)	($0.52)	($0.23)	($0.43)

b)	Effective January 1, 2007, the Company has adopted the guidelines provided by the Canadian Institute of Chartered Accountants (“CICA”) relating to the accounting treatment of financial instruments.

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Exeter Resource Corporation
Notes to the Consolidated Financial Statements December 31, 2007

3.	Change in Accounting Policy and Recent Accounting Pronouncements (Continued)

(i)    Financial Instruments – Recognition and Measurement, Section 3855

This standard prescribes when a financial asset, financial liability or non-financial derivative is to be recognized on the balance sheet and whether fair value or cost-based measures are used. It also specifies how financial instrument gains and losses are to be presented. Section 3855 requires that all financial assets, except for receivables and those assets designated as held to maturity, and derivative financial instruments, must be measured at fair value. Financial liabilities qualified as held for trading must also be measured at fair value, while all other financial liabilities may be measured at cost.

Effective January 1, 2007, the Company’s cash equivalents have been classified as held-for-trading, and related recognized gains and losses are recorded directly in net income. Receivables and payables are carried at cost, which equates to fair value. Transaction costs related to the acquisition of financial instruments are charged to earnings as incurred.

(ii)   Hedges, Section 3865

This standard is applicable when a company chooses to designate a hedging relationship for accounting purposes. It builds on the existing Accounting Guideline AcG-13 “Hedging Relationships”, and Section 1650 “Foreign Currency Translation”, by specifying how hedge accounting is applied and what disclosures are necessary when it is applied. The Company does not apply hedge accounting and accordingly is not impacted by this standard.

(iii)	Comprehensive Income, Section 1530

This standard introduces new rules for the reporting and display of comprehensive income. Comprehensive income is the change in shareholders’ equity (net assets) of an enterprise during a reporting period from transactions and other events and circumstances from non-owner sources. It includes all changes in equity during a period except those resulting from investments by owners and distributions to owners. These items include holding gains and losses on certain investments and gains and losses on certain derivative instruments. The Company holds no marketable securities, does not have any self sustaining foreign subsidiaries and does not apply hedge accounting. Accordingly, the consolidated statement of comprehensive income and the balance sheet do not contain any other comprehensive income items.

(iv)	Accounting Changes (Section 1506)

In July 2006, the CICA reissued Handbook Section 1506 “Accounting Changes” which is effective for fiscal years beginning on or after January 1, 2007. Under this standard, voluntary changes in accounting policy are only made when they result in the financial statements providing reliable and more relevant information. Changes in accounting policy are applied retrospectively unless doing so is impracticable or the change in accounting policy is made on initial application of a primary source of GAAP. A change in accounting estimate is generally recognized prospectively and material prior period errors are amended through restatements. New disclosures are required in respect of such accounting changes. For the year ended December 31, 2007, the Company voluntarily changed its accounting policy for mineral property exploration expenditures and applied the provisions of section 1506 (see note 3(a)).

c)	Canadian accounting pronouncements effective for 2008

(i)   Capital Disclosures, Section 1535

On December 1, 2006, the CICA issued this new accounting standard which became effective January 1, 2008. Section 1535 specifies the disclosure of information that enables users of an entity’s financial statements to evaluate its objectives, policies and processes for managing capital such as qualitative information about its objectives, policies and processes for managing capital, summary quantitative data about what the entity manages as capital, whether it has complied with any capital requirements and, if it has not complied, the consequences of non-compliance.

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Exeter Resource Corporation
Notes to the Consolidated Financial Statements December 31, 2007

3.	Change in Accounting Policy and Recent Accounting Pronouncements (Continued)

(ii)   Inventories, Section 3031

In June 2007, the CICA issued section 3031 – Inventories to replace existing section 3030. This new section, which became effective January 1, 2008, establishes standards for the measurement and disclosure of inventories. The Company does not expect to be impacted by the application of section 3031 as it does not currently have any inventory.

(iii)  Goodwill and intangible assets, Section 3064

The CICA issued the new Handbook Section 3064, “Goodwill and Intangible Assets”, which will replace Section 3062, “Goodwill and Intangible Assets”. The new standard establishes revised standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets. The new standard also provides guidance for the treatment of preproduction and start-up costs and requires that these costs be expensed as incurred. The new standard applies to annual and interim financial statements relating to fiscal years beginning on or after October 1, 2008. Management is currently assessing the impact of this new accounting standard on its consolidated financial statements.

(iv)  Financial Instruments Disclosures, Section 3862 / Financial Instruments Presentation, Section 3863

These sections will replace Section 3861, Financial Instruments Disclosure and Presentation, revising and enhancing disclosure requirements while carrying forward its presentation requirements. These new sections will place increased emphasis on disclosure about the nature and extent of risk arising from financial instruments and how the entity manages those risks. The mandatory effective date is for annual and interim periods in fiscal years beginning on or after October 1, 2007. The Company will begin application of these sections effective January 1, 2008. It is not anticipated that the adoption of these new accounting standards will impact the amounts reported in the Company’s consolidated financial statements as they relate primarily to disclosure.

(v)   International financial reporting standards (“IFRS”)

In 2006, the Canadian Accounting Standards Board ("AcSB") published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008, the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada's own GAAP. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require the restatement, for comparative purposes, of amounts reported by the Company for the year ended December 31, 2010. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

The Company has determined that there are no other recent pronouncements that impact its consolidated financial statements.

4.	Financial Instruments

All significant financial assets, financial liabilities and equity instruments of the Company are either recognized or disclosed in the financial statements together with other information relevant for making a reasonable assessment of future cash flows, interest rate risk and credit risk.

Our financial instruments are comprised of cash and cash equivalents, other receivables, accounts payable and accrued liabilities. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from the financial instruments. Cash and cash equivalents are recorded at fair value. The fair value of other receivables, accounts payable and accrued liabilities approximate their carrying value due to their short-term maturity or capacity of prompt liquidation. The Company is however exposed to currency risk from foreign currency fluctuations and manages that risk from foreign exchange fluctuations by limiting the terms to settlement.

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Exeter Resource Corporation
Notes to the Consolidated Financial Statements December 31, 2007

4.	Financial Instruments (Continued)

Certain financial instruments of the Company include amounts translated from foreign currencies into Canadian dollars. Listed below are the relevant instruments and the amounts of foreign currency included in their balances:

	2007			2006
	Argentine Pesos	Chilean Pesos	US Dollars	Argentine Pesos	Chilean Pesos	US Dollars
Cash and cash equivalents	1,855,883	90,602,505	236,022	2,636,248	29,024,679	72,675
Other receivables and prepaid expenses	274,088	7,048,074	-	166,265	2,989,878	-
Accounts payable and accrued liabilities	4,363,510	13,170,702	7,500	3,706,391	26,370,114	7,500
Rate to convert to $1.00 CDN	0.3116	0.001984	1.0123	0.377	0.002154	0.8588

5.	Principles of Consolidation

These consolidated financial statements include the accounts of the following subsidiaries:

	Incorporation	Percentage of Ownership
Estelar Resources Limited (“Estelar”)	British Virgin Islands	100%
Cognito Limited (“Cognito”)	British Virgin Islands	100%
Sociedad Contractual Minera Eton Chile (“Eton”)	Chile	100%

6.	Investments in Subsidiaries

a)	Cognito Limited

By a Principles of Agreement dated October 27, 2002, an Option to Purchase, Acquisition and Joint Venture Agreement, dated January 18, 2003, and an agreement dated April 30, 2003, the Company acquired the right, subject to the payment noted below, to earn a 100% interest in Cognito. Cognito holds an option to acquire a 100% interest, subject to a 3.5% net smelter royalty, in the Don Sixto Project. (See note 9c (i))

Effective July 22, 2003, the Company issued 1,600,000 shares and paid $25,000 for the right to earn a 100% interest in Cognito. Direct costs of the acquisition totaled $2,908. At that date, the fair value of the consideration paid for that right was $347,908, which has been recorded as mineral property acquisition cost.

Effective July, 2005 the Company exercised its option to acquire a 100% interest in Cognito and issued 2,500,000 shares, at a price of $1.00 per share, for a total consideration of $2,500,000 which has been recorded as a mineral property acquisition cost, to hold a 100% interest in Cognito.

b)	Estelar Resources Limited

Effective July 22, 2003, the Company acquired a 100% interest in Estelar for consideration of 1,000,000 shares (issued at a fair value of $0.237 per share). At that date, the fair value of the assets acquired was $237,820, which was recorded as a mineral property acquisition cost.

7.	Cash and Cash Equivalents
	2007	2006
Cash	$ 1,222,779	$ 14,511,062
Guaranteed Investment Certificate	7,500,000	-
Total	$ 8,722,779	$ 14,511,062

15

Exeter Resource Corporation
Notes to the Consolidated Financial Statements December 31, 2007

8.	Property and Equipment

	2007			2006
	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value
Canada
Computer equipment	$ 61,665	$ 31,881	$ 29,784	$ 48,590	$ 21,608	$ 26,982
Computer software	6,663	6,214	449	5,767	5,767	-
Equipment	44,178	14,334	29,844	44,178	6,874	37,304
Leasehold improvements	26,882	15,738	11,144	26,882	12,952	13,930
Office equipment	17,979	5,344	12,635	15,108	2,545	12,563
	157,367	73,511	83,856	140,525	49,746	90,779
Argentina
Computer equipment	25,860	20,419	5,441	24,487	14,410	10,077
Computer software	4,859	4,273	586	3,969	3,492	477
Equipment including vehicles	194,703	162,627	32,076	194,703	137,041	57,662
	225,422	187,319	38,103	223,159	154,943	68,216
Chile
Computer equipment	4,072	400	3,672	959	27	932
Equipment including vehicles	101,469	20,450	81,019	45,570	3,787	41,783
Office equipment	4,882	570	4,312	1,688	40	1,648
	110,423	21,420	89,003	48,217	3,854	44,363
	$ 493,212	$ 282,250	$ 210,962	$ 411,901	$ 208,543	$ 203,358

9.	(a) Mineral Property– Acquisition Cost – Restated (See note 3)
	2007
	Balance beginning of year	Additions (Write-off)	Balance end of the year
Don Sixto	$ 3,076,444	$ 79,313	$ 3,155,757
CVSA Properties	128,572	-	128,572
Other	45,000	25,050	70,050
	$ 3,250,016	$ 104,363	$ 3,354,379

16

Exeter Resource Corporation
Notes to the Consolidated Financial Statements December 31, 2007

9.	(a) Mineral Property– Acquisition Cost – Restated (See note 3) (continued)
	2006
Don Sixto	$ 3,025,875	$ 50,569	$ 3,076,444
CVSA Properties	128,572	-	128,572
Other	282,820	(237,820)	45,000
	$ 3,437,267	$ (187,251)	$ 3,250,016

9.	(b) Mineral Property- Exploration Expenditures – Restated (See note 3)

The following tables show the Company’s exploration expenditures by project for 2007, 2006 and 2005.

Schedule of Mineral Exploration Expenditures - 2007

	CVSA	Chilean	Don Sixto
	Properties	Properties	Project	Other	Total
Assays	$ 256,284	$ 54,632	$ 647,231	$ -	$ 958,147
Consultants and contractors	68,141	15,098	119,719	1,755	204,713
Drilling	1,826,807	349,551	51,810	-	2,228,168
Engineering	-	-	136,734	-	136,734
Environmental	5,863	-	223,645	332	229,840
Field Camp	221,438	410,514	308,767	1,903	942,622
Geological	583,904	785,240	174,315	111,575	1,655,034
Geophysical	121,355	-	1,747	-	123,102
Hydrology	-	-	21,645	-	21,645
Infrastructure	-	-	30,506	-	30,506
IVA tax	569,730	170,528	130,891	-	871,149
Legal and title	101,863	78,527	1,266	254,716	436,372
Metallurgical	-	-	128,002	-	128,002
Office operations	247,768	167,079	55,523	1,894	472,264
Resource Development	-	-	174,074	-	174,074
Travel	382,793	343,338	258,802	32,987	1,017,920
Wages and benefits	1,033,994	174,040	1,119,039	12,081	2,339,154
Mineral Property Exploration Expenditures	$ 5,419,940	$ 2,548,547	$ 3,583,716	$ 417,243	$ 11,969,446

17

Exeter Resource Corporation
Notes to the Consolidated Financial Statements December 31, 2007

9.	(b) Mineral Property- Exploration Expenditures – Restated (See note 3) (continued)

Schedule of Mineral Property Exploration Expenditures - 2006
	CVSA	Chilean	Don Sixto
	Properties	Properties	Project	Other	Total
Assays	$ 72,409	$ 1,986	$ 283,755	$ 117	$ 358,267
Consultants and contractors	20,322	1,198	445,462	-	466,982
Drilling	606,873	-	4,014,481	-	4,621,354
Engineering	24,951	-	282,595	590	308,136
Environmental	5,464	-	61,824	551	67,839
Field camp	89,535	153,577	456,501	787	700,400
Geological	215,723	338,804	313,309	58,763	926,599
Geophysical	-	-	6,577	-	6,577
Hydrology	-	-	55,477	-	55,477
IVA tax	168,522	38,161	938,250	-	1,144,933
Legal and title	106,471	28,453	108,905	51,066	294,895
Metallurgical	-	-	60,818	7,023	67,841
Office operations	99,373	24,827	85,856	-	210,056
Travel	177,885	112,036	269,040	37,793	596,754
Wages and benefits	292,436	103,982	1,137,349	20,375	1,554,142
Mineral Property Exploration Expenditures	$ 1,879,964	$ 803,024	$ 8,520,199	$ 177,065	$ 11,380,252

Mineral Property Exploration Expenditures 2005
	CVSA Properties	Don Sixto Project	Other	Total
Assays	$ 114,836	$ 153,139	$ 3,619	$ 271,594
Consultants and contractors	20,896	54,619	5,580	81,095
Drilling	246,826	927,275	-	1,174,101
Engineering	-	207,644	-	207,644
Environmental	-	31,488	-	31,488
Field camp	65,674	255,815	25,215	346,704
Geological	165,479	604,475	138,798	908,752
Geophysics	8,848	20,136	-	28,984
Hydrology	-	8,609	-	8,609
IVA tax	77,766	235,947	-	313,713
Metallurgical	-	284,048	-	284,048
Office operations	105,402	76,951	34,632	216,985
Legal and title	57,355	38,293	8,569	104,217
Travel	145,061	163,105	92,450	400,616
Wages and benefits	157,381	440,631	39,592	637,604
Mineral Property Exploration Expenditures	$ 1,165,524	$ 3,502,175	$ 348,455	$ 5,016,154

(c)      Mineral Property- Agreements

i)	Don Sixto – Argentina

By an agreement dated February 27, 2003, Cognito has the right to acquire a 100% interest (subject to a 3.5% net smelter returns royalty (“NSR”) which may be purchased for US$1 million) in the Don Sixto Project (formerly the La Cabeza Project), located in Mendoza Province, Argentina, for consideration of cash payments totaling US$525,000 payable as follows:

18

Exeter Resource Corporation
Notes to the Consolidated Financial Statements December 31, 2007

9.	(c) Mineral Property - Agreements (continued)
-	US$5,000 due December 15, 2002; (Paid)
-	US$15,000 on or before December 15, 2003; (Paid)
-	US$25,000 on or before December 15, 2004; (Paid)
-	US$35,000 on or before December 15, 2005; (Paid)
-	US$45,000 on or before December 15, 2006; (Paid)
-	US$50,000 on or before December 15, 2007; (Paid) and
-	US$50,000 on or before December 15 of each year thereafter up to and including December 15, 2014.

The Company may terminate the payments described above upon making a development decision in respect to the project; provided that production must commence within two years of that decision.

Early in 2007, the Company expanded its holding around Don Sixto by signing an option agreement over an additional 81.5 square kilometres (20,160 acres) of exploration rights, situated to the immediate north of Don Sixto. The terms for the option agreement provide for annual payments of US$25,000 over six years followed by a purchase price comprising three annual payments of US$200,000. Should the Company exercise its option to purchase the property, the annual payments will cease. There are no expenditure requirements.

In December 2005, Cognito purchased the surface rights covering the area of the proposed mine development at Don Sixto at a cost of $78,000. In addition, Cognito is required to build two dwellings elsewhere on the property at an estimated cost of $75,000. The previous owners of the property will retain the right to re-acquire the property upon completion of mining activities.

On June 20, 2007 the Mendoza Provincial government introduced anti-mining legislation which may preclude development of mining projects in Mendoza Province. The Company has delayed all exploration and independent engineering studies in Mendoza and filed an action in the Mendoza Supreme Court to have this anti-mining legislation declared unconstitutional. Should the Company not be successful in its constitutional challenge or the anti mining legislation not be amended, the carrying value of the Don Sixto project may not be recoverable requiring the Company to write-off its entire investment of $3,155,757.

Subsequent to December 31, 2007, the Company entered an agreement with the property owners deferring the annual payments until such time as the legislation is amended such that mining can be conducted in Mendoza Province.

ii)	CVSA Properties - Argentina

By an Exploration and Option Agreement, dated December 30, 2003, Estelar had the right to earn a 100% interest (subject to a 2% NSR) in the Cerro Moro, Santa Cruz, Chubut and Rio Negro Projects (comprised of thirty-nine mineral concessions), located in Santa Cruz, Chubut and Rio Negro Provinces, Argentina, for consideration of cash payments of US$100,000 (paid) and incurring US$3,000,000 (incurred) in exploration expenditures before December 30, 2009.

Under the agreement, once Estelar has incurred exploration expenditures of US$3,000,000 (incurred) and completed 10,000 metres of drilling on any one of the projects, the vendor retains the right to buy back a 60% interest in that project, by paying Estelar an amount equal to 2.5 times its exploration expenditures on the project and funding a bankable feasibility study on the project. The vendor may earn an additional 10% interest in the project (for a total 70% interest) by financing Estelar’s share of mine development costs. Should the vendor elect not to exercise its back in right, its interest will revert to a 2% NSR on that project.

By December 31, 2006, Estelar had incurred total aggregate expenditures of US$ 3,000,000, and completed 12,000 metres of drilling on the CVSA Properties, and in early 2007, Estelar notified the vendor that it was exercising the option to acquire the Properties subject to their back in right. On August 2, 2007, Estelar notified the vendor that it had completed 10,000 metres of drilling at Cerro Moro, and

19

Exeter Resource Corporation
Notes to the Consolidated Financial Statements December 31, 2007

9.	(c) Mineral Property - Agreements (continued)

provided them with a report containing exploration results in early September. In October, CVSA advised the Company that it had elected not to exercise its back-in right and its interest has reverted to a 2% NSR in Cerro Moro. The vendor, however, retains its back-in right over the other projects acquired under the agreement.

iii)	Chilean Properties
(a)	Southern Chile

By agreement dated May 9, 2006, the Company has the right to acquire exploration titles and conduct exploration on 48 targets in southern Chile. Under the terms of the agreement, upon the completion of 5,000 meters of drilling on a project, the vendor has a once-only right to “back-in” to a 60% participating interest on that project by paying the Company three times the amount of its exploration expenditures incurred on that project. A “project” is defined as a 10 kilometre area of interest surrounding any of the 48 targets included under the agreement. If the vendor does not elect to exercise its back-in right, it will be entitled to a 1% NSR return from any production from that project.

(b)	Maricunga Property – including Caspiche

By an agreement dated October 11, 2005 and subsequently amended, the Company acquired the right to review a number of properties in the Maricunga region of Chile. Under the terms of the agreement, the Company can earn a 100% interest in the properties by incurring aggregate expenditures of US$2,550,000 over five years including conducting 15,500 meters of drilling. The vendor will retain a 3% NSR in the properties. The Company may withdraw from the agreement at any time after expending US$250,000 including conducting 1,500 meters of drilling.

Upon completion of a feasibility study, and where a decision is made to develop a property, the parties share development costs pro rata, or dilution will apply.

iv)	Other Properties
(a)	Estelar Properties - Argentina

Estelar has acquired a 100% interest in the Quispe, Rosarita and Uspallata Projects, located in Catamarca and San Juan Provinces, Argentina, for consideration of a 2% NSR from any future production from the properties. There are no expenditure commitments on the properties.

(b)	MRP Properties - Argentina

By an agreement dated October 1, 2003, Estelar obtained the right to acquire a 100% interest (subject to a 2% NSR which may be acquired for $750,000) in the Agua Nueva, La Ramada and Rosarita South Projects, located in Mendoza, San Juan and La Rioja Provinces, Argentina, for consideration of cash payments totaling $440,000 payable as follows:

-	$5,000 on signing of the Agreement; (paid);
-	$7,500 on or before October 1, 2004; (paid);
-	$12,500 on or before October 1, 2005; (paid)
-	$20,000 on or before October 1, 2006; (paid)
-	$25,000 on or before October 1, 2007; (paid)
-	$30,000 on or before October 1, 2008;
-	$40,000 on or before October 1, 2009; and
-	$50,000 on or before October 1 of each year thereafter to 2015.

20

Exeter Resource Corporation
Notes to the Consolidated Financial Statements December 31, 2007

9.	(c) Mineral Property - Agreements (continued)

In the event that a decision is made to build and operate a mine on any of the projects, payment of the remaining option payments may be terminated.

10.	Share Capital

The authorized share capital of the Company is 100,000,000 shares without par value.

The Company has issued shares of its stock as follows:

	2007		2006
	Number of Shares	Amount	Number of Shares	Amount
Balance, beginning of year	37,836,013	$ 46,230,295	27,845,763	$ 27,802,270
Issued during the year for:
Cash	3,390,474	8,036,284	9,990,250	18,975,198
Contributed surplus allocated	-	951,489	-	205,203
Warrants	-	31,274	-	-
Share issue costs	-	-	-	(752,376)
Balance, end of year	41,226,487	$ 55,249,342	37,836,013	$ 46,230,295

Transactions for the Issue of Share Capital During the Year Ended December 31, 2007:

a)

The Company issued 1,338,475 shares for proceeds of $2,006,287 upon the exercise of options as follows: 30,000 shares at a price of $0.405; 75,000 shares at a price of $1.08; 3,750 at a price of $0.85; 150,000 shares at a price of $1.12; 300,000 shares at a price of $1.10; 145,000 shares at a price of $1.17; 160,000 shares at a price of $1.20; 55,000 shares at a price of $1.59; 74,725 shares at a price of $1.79; 80,000 shares at a price of $2.01; and 265,000 shares at a price of $2.52.

In addition, an amount totaling $951,489 representing stock-based compensation recognized on vesting of the above stock options was allocated to share capital.

b)	The Company issued 2,051,999 shares for proceeds of $6,029,997 upon the exercise of warrants as follows: 252,000 shares at a price of $2.50; and 1,799,999 shares at a price of $3.00.

Transactions for the Issue of Share Capital During the Year Ended December 31, 2006:

a)

The Company completed a private placement financing consisting of 3,600,000 units, at a price of $2.50 per unit, for a total consideration of $9,000,000. Each unit consisted of one common share and one-half share purchase warrant. Each whole share purchase warrant is exercisable to acquire one additional share at a price of $3.00 per share on or before April 4, 2008 except that in the event that the closing price of the Company’s stock exceeds $3.25 for ten consecutive trading days after February 5, 2007, the Company may accelerate the expiry of the warrants by giving notice to the holders thereof, and, in such case, the warrants will expire on the 30th calendar day after such notice.

The Company paid costs totaling $752,376 in connection with this private placement comprised of a finder’s fee of $450,000 cash, the issuance of 252,000 agents’ warrants, with a fair value of $221,139, (see note 12) and legal costs of $81,238. Each agent’s warrant entitles the holder to purchase one common share at a price of $2.50 per share, on or before April 4, 2008.

21

Exeter Resource Corporation
Notes to the Consolidated Financial Statements December 31, 2007

10.	Share Capital (continued)

b)

The Company completed a private placement financing consisting of 500,000 units, at a price of $2.50 per unit, for a total consideration of $1,250,000. Each unit consisted of one common share and one- half share purchase warrant. Each whole share purchase warrant is exercisable to acquire one additional share at a price of $3.00 on or before April 18, 2008.

c)	The Company issued 5,348,250 shares for proceeds of $8,274, 309 upon the exercise of warrants as follows: 2,336,334 shares at a price of $1.35; 3,011,916 shares at a price of $1.70.

d)

The Company issued 542,000 shares for proceeds of $450,890 upon the exercise of stock options as follows: 167,000 shares at a price of $0.22; 125,000 shares at a price of $1.00; 40,000 shares at a price of $1.08; 50,000 shares at a price of $1.10; 35,000 shares at a price of $1.17; 125,000 shares at a price of $1.20.

Transactions for the Issue of Share Capital During the Year Ended December 31, 2005:

a)

The Company completed a private placement financing consisting of 1,907,667 units, at a price of $1.20 per unit, for a total consideration of $2,289,200. Each unit consisted of one share and one-half share purchase warrant. Each whole share purchase warrant was exercisable to acquire one additional share at a price of $1.35 on or before April 14, 2006.

The Company paid costs totaling $158,134 in connection with this private placement.

b)

The Company completed a private placement financing consisting of 5,979,334 units, at a price of $1.20 per unit, for total consideration of $7,773,134. Each unit consisted of one share and one-half share purchase warrant. Each share purchase warrant was exercisable to acquire one additional share at a price of $1.70 on or before December 21, 2006.

The Company paid share issuance costs totaling $149,611 and issued 44,500 units, with a fair value of $57,850, as finders’ fees in connection with this private placement. Each unit consisted of one share and one-half share purchase warrant. Each share purchase warrant was exercisable to acquire one additional share at a price of $1.70 on or before December 21, 2006.

c)

The Company issued 1,722,500 shares for proceeds of $1,147,225 upon the exercise of warrants as follows: 155,000 shares at a price of $0.22 per share; 175,000 shares at a price of $0.23; 1,345,000 shares at a price of $0.75; and 47,500 shares at a price of $1.35.

d)

The Company issued 335,375 shares for proceeds of $245,891 upon the exercise of stock options as follows: 80,000 shares at a price of $0.41; 149,750 shares at a price of $0.76; 15,625 shares at a price of $0.85; 40,000 shares at a price of $0.90; and 50,000 shares at a price of $1.00.

e)	The Company issued 2,500,000 shares at a price of $1.00 for the acquisition of the remaining 50% interest in Cognito.

11.	Stock Option Plan

The Company has adopted an incentive stock option plan (the “Plan”), the essential elements of which are as follows: The aggregate number of shares of the Company’s capital stock issuable pursuant to options granted under the Plan, which was amended and approved on May 23, 2007, may not exceed 7,627,203. The Board of Directors has further amended the Plan to increase the ceiling, subject to approval by the TSX Venture Exchange (“TSX-V”), the American Stock Exchange and shareholders, to 8,250,352. Options granted under the Plan may have a maximum term of five years. The exercise price of options granted under the Plan will not be less than the discounted market price of the shares (defined as the last closing market price of the Company’s shares immediately preceding the grant date, less the maximum discount permitted by TSX-V), or such other price as

22

Exeter Resource Corporation
Notes to the Consolidated Financial Statements December 31, 2007

11.	Stock Option Plan (continued)

may be agreed to by the Company and accepted by the TSX-V. Options granted under the Plan are generally exercisable immediately following the grant, however certain options may be subject to vesting at times as determined by the directors of the Company and the TSX-V.

A summary of the status of options granted by the Company, as of December 31, 2007 and 2006 and changes during the years then ended, is as follows:

	2007		2006
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Options outstanding, beginning of year	5,606,750	$ 1.58	4,949,750	$ 1.15
Cancelled	(570,000)	2.75	(556,000)	1.75
Granted	3,525,000	3.40	1,755,000	2.62
Exercised	(1,338,475)	1.49	(542,000)	0.83
Options outstanding, end of year	7,223,275	$ 2.40	5,606,750	$ 1.58

The following table summarizes information about the stock options outstanding at December 31, 2007:

Range of Prices $	Number	Weighted Average Remaining Life (Years)	Weighted Average Exercise Price
0.00 - 1.00	275,000	0.63	$0.41
1.01 - 2.00	3,008,275	2.14	$1.29
2.01 - 3.00	1,245,000	4.00	$2.49
3.01 - 4.00	1,970,000	4.37	$3.51
4.01 +	725,000	4.87	$4.37
	7,223,275	2.80	$2.40

Stock-based Compensation

The fair values of options and agent’s warrants granted during the years ended December 31, 2007, 2006 and 2005 were estimated, at the grant date, using the Black-Scholes option pricing model with the following weighted average assumptions:

	2007	2006	2005
Expected annual volatility	68.12%	65.82%	67.45%
Risk-free interest rate	3.99%	3.89%	3.44%
Expected life	3.34 years	3.5 years	3.26 years
Expected dividend yield	0.00%	0.00%	0.00%

Based on the above assumptions, the average fair value of each option granted and vested during the year ended December 31, 2007, was $1.16 (2006: $1.36, 2005: $0.74). Compensation expense of $3,777,702 (2006: $2,384,845, 2005: $1,886,463) was recorded in the statement of operations for the year.

Stock based compensation has been allocated as follows:

	2007	2006	2005
Administration salaries and consulting	$ 657,477	$ 661,998	$ 338,933
Director’s fees	960,957	585,369	700,953
Management fees	720,870	-	165,080
Mineral property exploration expenditures	1,258,446	506,444	473,025
Shareholder communications	179,952	631,035	208,472
Total	$ 3,777,702	$ 2,384,845	$ 1,886,463

23

Exeter Resource Corporation
Notes to the Consolidated Financial Statements December 31, 2007

11.	Stock Option Plan (continued)

Option pricing models require the input of highly subjective assumptions including the expected price volatility of the Company’s shares. Changes in the subjective input assumptions can materially affect the fair value estimate, and, therefore, the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options.

At December 31, 2007, the Company had outstanding stock options to issue 7,223,275 shares as follows:

Number of Options Outstanding	Number of Options Exercisable	Price	Expiry Date
275,000	275,000	$0.41	August 15, 2008
1,048,000	1,048,000	$1.08	January 21, 2009
10,000	10,000	$1.41	April 7, 2009
225,000	225,000	$1.20	March 21, 2010
300,000	300,000	$1.20	April 5, 2010
285,000	285,000	$1.12	July 7, 2010
50,000	50,000	$1.10	August 19, 2010
75,000	75,000	$1.20	October 25, 2010
965,000	865,000	$1.59	December 30, 2010
275	275	$1.79	February 3, 2011
80,000	80,000	$2.01	March 2, 2011
225,000	225,000	$2.52	May 3, 2011
50,000	50,000	$1.89	June 12, 2011
415,000	415,000	$3.02	November 30, 2011
495,000	430,000	$2.52	January 31, 2012
220,000	220,000	$2.52	February 13, 2012
1,555,000	1,234,162	$3.64	June 27, 2012
225,000	25,000	$2.52	August 28, 2012
725,000	-	$4.37	November 13, 2012
7,223,275	5,812,437

12.	Warrants

At December 31, 2007 the Company had outstanding share purchase warrants exercisable to issue 250,000 shares as follows:

2007
Number	Exercise Price	Expiry Date
250,000	$ 3.00	April 18, 2008

At December 31, 2006 the Company had outstanding share purchase warrants exercisable to issue 2,302,000 shares as follows:

2006
Number	Exercise Price	Expiry Date
1,800,000	$ 3.00	April 4, 2008
252,000	$ 2.50	April 4, 2008
250,000	$ 3.00	April 18, 2008
2,302,000

24

Exeter Resource Corporation
Notes to the Consolidated Financial Statements December 31, 2007

13.	Contributed Surplus

	2007	2006
Balance, beginning of year	$ 4,588,941	$ 2,188,160
Stock-based compensation expense	3,777,702	2,384,845
Agent’s Warrants	(31,274)	221,139
Bonus Shares	(149,661)	-
Contributed surplus allocated	(951,489)	(205,203)
Balance, end of the year	$ 7,234,219	$ 4,588,941

14.	Related Party Transactions

Amounts due to related parties are for management, consulting, exploration and legal fees and for expenses incurred while conducting the Company’s business. A total of $1,271,274 (2006: $1,204,005; 2005: $681,280) was paid to or accrued for related party transactions as described below.

a)

Exploration and consulting fees totaling $360,000 (2006: $282,000; 2005: $144,000) and $43,500 (2006: $58,000 2005: $21,000) for the provision of other consulting services was paid or accrued to a corporation of which the President and Chief Executive Officer is a beneficiary.

b)	Management and consulting fees totaling $165,000 (2006: $238,000; 2005: $96,000) were paid or accrued to a corporation controlled by the Chairman of the Company.

c)	Management fees of $167,250 (2006: $195,000; 2005: $85,000) were paid or accrued to a corporation controlled by the Chief Financial Officer of the Company.

d)	Legal fees totaling $57,200 (2006: $120,101; 2005: $105,866) were paid or accrued to a corporation controlled by a former director of the Company of which the Secretary of the Company was an employee.

e)	Exploration costs totaling $238,663 (2006: $266,633; 2005:$134,000) were paid or accrued to a company controlled by the Company’s Vice President, Exploration and Development.

f)	Management and consulting fees of $239,661 (2006: $nil; 2005: $nil) were paid or accrued to a company controlled by the Chief Operating Officer of the Company.

The above transactions are in the normal course of operations and have been valued in these consolidated financial statements at the exchange amount which is the amount of consideration established and agreed to by the related parties.

15.	Supplemental Cash Flow Information

The Company incurred non-cash financing and investing activities during the years ended December 31, 2007, 2006 and 2005 as follows:

	2007	2006	2005
Non-cash financing activities:
Issue of share capital for
Acquisition of mineral properties	$ -	$ -	$ 2,500,000
Finder's fees	-	221,139	57,850
Share issue costs	-	(221,139)	(57,850)
	$ -	$ -	$ 2,500,000
Non-cash investing activity:
Acquisition of mineral properties	$ -	$ -	$ (2,500,000)

25

Exeter Resource Corporation
Notes to the Consolidated Financial Statements December 31, 2007

16.	Segmented Information – Restated (See note 3)

The Company operates in one business segment, being the acquisition and exploration of mineral properties. The Company’s corporate office provides financial and technical support to its operations in Canada, Argentina and Chile.

The Company’s net assets and net losses by geographical segments are as follows:

December 31, 2007	Canada	Argentina	Chile	Total
Cash and cash equivalents	$ 7,964,731	$ 578,293	$ 179,755	$ 8,722,779
Other current assets	349,569	85,406	13,983	448.958
Property and equipment	83,856	38,103	89,003	210,962
Mineral properties	-	3,354,379	-	3,354,379
	8,398,156	4,056,181	282,741	12,737,078
Current Liabilities	(728,890)	(1,359,669)	(26,131)	(2,114,690)
	7,669,266	2,696,512	256,610	10,622,388

Net Loss	$ 7,396,711	$ 6,877,081	$ 2,594,852	$ 16,868,644

December 31, 2006	Canada	Argentina	Chile	Total
Cash and cash equivalents	$ 13,452,871	$ 994,656	$ 63,535	$ 14,511,062
Other current assets	54,549	62,562	6,545	123,656
Property and equipment	90,779	68,216	44,363	203,358
Mineral properties	-	3,250,016	-	3,250,016
	13,598,199	4,375,450	114,443	18,088,092
Current Liabilities	(805,239)	(1,398,421)	(57,725)	(2,261,385)
	$ 12,792,960	$ 2,977,029	$ 56,718	$ 15,826,707

Net Loss	$ 4,967,850	$ 9,820,821	$ 1,087,700	$ 15,876,371

17.	Income Taxes – Restated (See note 3)

A reconciliation of consolidated income taxes at statutory rates with the reported taxes is as follows:

	2007		2006
Net loss for the year before income tax		$16,868,644		$15,876,371
Combined federal and provincial tax rate		34.1%		34.1%
Income tax recovery at statutory rates		$(5,756,000)		$(5,417,000)
Losses and other deductions for which no benefit has been recognized		2,726,000		3,798,000
Stock-based compensation		1,289,000		814,000
Non-deductable mineral property exploration costs		894,000		727,000
Foreign exchange rate and tax rate differences		796,000		(60,000)
Expiry of losses		44,000		38,000
Other		7,000		100,000
Income tax provision	$	Nil	$	Nil

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Exeter Resource Corporation
Notes to the Consolidated Financial Statements December 31, 2007

17.	Income Taxes – Restated (See note 3) (continued)

The significant components of the Company’s consolidated future tax assets are as follows:

	2007		2006
Non-capital loss carry forwards – Canada		$2,317,000		$1,625,000
Non-capital loss carry forwards – Argentina		144,000		111,000
Non-capital loss carry forwards – Chile		14,000		1,000
Exploration and development deductions – Canada		5,878,000		3,921,000
Property and equipment – Canada		25,000		20,000
Share issue costs		161,000		237,000
		8,539,000		5,915,000
Valuation allowance		(8,539,000)		(5,915,000)
	$	Nil	$	Nil

The Company has available non-capital losses for Canadian income tax purposes which may be carried forward to reduce taxable income in future years. If not utilized, the non-capital losses in the amount of $7,624,000 expire as follows:

2008	$137,000
2009	159,000
2010	200,000
2014	882,000
2015	1,578,000
2026	2,270,000
2027	2,398,000
$7,624,000

At December 31, 2007, the Company also has tax loss carry forwards in Argentina and Chile totaling $410,000 and $40,000, respectively, that expire over the period from 2008 to 2012, available to offset future taxable income.

Tax benefits have not been recorded as it is not considered more likely than not that they will be utilized.

18.	Contractual Obligations

The Company leases offices in Vancouver, Argentina and Chile and has expenditure and option payment obligations related to its properties. Option payments and property expenditure obligations are contingent on exploration results and can be cancelled at any time should exploration results so warrant (see note 9(c)). Other financial commitments are summarized in the table below:

	Payments Due by Year
	Total	2008	2009 – 2010	After 2011
Office leases	$ 408,191	$ 140,826	$ 157,327	$ 110,038
Total	$ 408,191	$ 140,826	$ 157,327	$ 110,038

19.	Subsequent Events

a)

Subsequent to December 31, 2007, the Company entered into a letter of intent with Fomento Minera de Santa Cruz Sociedad del Estado (“Fomicruz”), a company owned by the government of Santa Cruz province, Argentina. The letter of intent (“LOI”) sets out the key terms of a strategic agreement between the Company and Fomicruz for the future development of Exeter’s 100 percent owned Cerro Moro project in Santa Cruz, and provides access to Fomicruz’s significant landholding around Cerro Moro. The Company and Fomicruz will, subject to approval by the parties, enter into a detailed agreement which will include the following terms:

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Exeter Resource Corporation
Notes to the Consolidated Financial Statements December 31, 2007

19.	Subsequent Events (continued)

(i)	Fomicruz will acquire a 5 percent interest in the Company’s Cerro Moro project.

(ii)

The Company will have the right to earn up to an 80 percent interest in Fomicruz’s exploration properties adjoining the Cerro Moro project by incurring USD$10 million in exploration expenditures over a number of years to be determined later.

(iii)

The Company will finance all exploration and development costs of the Cerro Moro project and Fomicruz will repay an agreed amount of those costs from 50 percent of Fomicruz’s share of net revenue from future operations.

(iv)	The Company will manage the exploration and potential future development on the properties
b)

Subsequent to December 31, 2007, the Company entered into an agreement with a syndicate of underwriters to sell, on a private placement basis, 7.78 million special warrants at a price of $4.50 per special warrant to raise gross proceeds of $35 million. Each special warrant is exercisable to acquire one common share of the Company. The Company has agreed to use its best efforts to file and obtain a receipt for a prospectus in certain provinces of Canada qualifying the common shares for trading. If a receipt for such a prospectus is not obtained by the date which is 41 days after the closing of the private placement, each special warrant shall be convertible into 1.1 common shares of the Company. The offering closed on or about March 26, 2008. As consideration to the underwriters, the Company agreed to pay the underwriters a cash fee in an amount equal to six and one half percent (6.5%) of the gross proceeds received by the Company from the offering. The Company also agreed to issue to the underwriters 505,700 non-transferable warrants (“Underwriters’ Warrants”) constituting six and one-half percent (6.5%) of the aggregate number of special warrants sold pursuant to the offering. Each Underwriters’ Warrant will be exercisable for a period of twelve (12) months at the offering price of $4.50.

20.	Comparative Figures

Certain comparative figures have been reclassified to conform to the current year’s consolidated financial statement presentation.

21.	Differences between Canadian and US Generally Accepted Accounting Principles – Restated (See note 3)

The Company’s consolidated financial statements have been prepared in accordance with generally accepted accounting principles (“GAAP”) in Canada. As described in Note 3, the Company has changed its accounting policy with respect to mineral property exploration expenditures to align its policies with those practiced in the United States. Prior to the year ended December 31, 2007, the Company capitalized all exploration expenditures and only wrote down capitalized costs when either the property was abandoned or if the capitalized costs were not considered to be economically recoverable. The Company now charges exploration expenditures to earnings as they are incurred. As a result there are no material measurement differences between these Canadian GAAP consolidated financial statements and those prepared using US GAAP.

Recent accounting pronouncements

In June 2006, the FASB issued FIN 48, “Accounting for Uncertainty in Tax Positions, an Interpretation of FASB Statement No. 109” (“FIN 48”). FIN 48 addresses the recognition and measurement of all tax positions. The recognition process involves determining whether it is more likely than not that a tax position would be sustained on audit based solely on its technical merits. The amount of benefit recognized in the financial statements is the maximum amount which is more likely than not to be realized based on a cumulative probability approach. FIN 48 became effective for the Company on January 1, 2007. FIN 48 did not have any material impact on the Company’s consolidated financial statements.

Impact of recently issued accounting standards

i)

In September 2006, FASB issued SFAS No. 157, “Fair Value Measurement” to define fair value, establish a framework for measuring fair value and to expand disclosures about fair value measurements. The statement only applies to fair value measurements that are already required or permitted under current accounting standards and is effective for fiscal years beginning after November 5, 2007. The Company does not expect that the adoption of this Interpretation will have a significant effect on its results of operations or financial position.

28

Exeter Resource Corporation
Notes to the Consolidated Financial Statements December 31, 2007

21.	Differences between Canadian and US Generally Accepted Accounting Principles – Restated (See note 3) (continued)

ii)

In February 2007, FASB issued SFAS No. 159, “Fair value option for financial assets and liabilities” which permits entities to choose to measure various financial instruments and certain other items at fair value. The Company does expect that adoption of this Interpretation will have a significant effect on its results of operations or financial position.

iii)

In December 2007, FASB issued SFAS 160 a standard on accounting for non-controlling interests and transactions with non-controlling interest holders in consolidated financial statements. The standard is converged with standards issued by the AcSB and IASB on this subject. This statement specifies that non-controlling interests are to be treated as a separate component of equity, not as a liability or other item outside of equity.

This standard requires net income and comprehensive income to be displayed for both the controlling and the non-controlling interests. Additional required disclosures and reconciliations include a separate schedule that shows the effects of any transactions with the non-controlling interests on the equity attributable to the controlling interest. The statement is effective for periods beginning on or after December 15, 2008. SFAS 160 will be applied prospectively to all non-controlling interests, including any that arose before the effective date. The Company does not expect the adoption of this Interpretation to have any impact on its results of operations or financial position.

iv)	In December 2007, FASB issued a revised standard on accounting for business combinations, SFAS 141R. The major changes to accounting for business combinations are summarized as follows:
•	all business acquisitions would be measured at fair value
•	the existing definition of a business would be expanded
•	pre-acquisition contingencies would be measured at fair value
•	most acquisition-related costs would be recognized as expense as incurred
•	obligations for contingent consideration would be measured and recognized at fair value at acquisition date (would no longer need to wait until contingency is settled)
•

liabilities associated with restructuring or exit activities be recognized only if they meet the recognition criteria of SFAS 146, Accounting for Costs Associated with Exit or Disposal Activities, as of the acquisition date

•	non-controlling interests would be measured at fair value at the date of acquisition
•	goodwill, if any, arising on a business combination reflects the excess of the fair value of the acquiree, as a whole, over the net amount of the recognized identifiable assets acquired and liabilities assumed. Goodwill is allocated to the acquirer and the non-controlling interest

The statement is effective for periods beginning on or after December 15, 2008. The Company does not expect the adoption of this Interpretation to have a significant effect on its results of operations or financial position.

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